September
22, 2020

Graham Robinson, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

       Re:    Akcea Therapeutics, Inc.
              Schedule TO-T/13E-3 filed by Ionis Pharmaceuticals, Inc. and Avalanche
              Merger Sub, Inc.
              Filed September 14, 2020
              File No. 005-90051

Dear Mr. Robinson:

       We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filing.

Background of the Offer; Contacts with Akcea, page 10

1. The disclosure on page 13 indicates that Parent delivered the Initial Proposal to the
       Affiliate Transactions Committee on August 19, 2020, which proposal included a purchase price of $16.00 per Share and was accompanied by a proposed draft Merger
       Agreement. Please explain why Parent did not file an amended Schedule 13D until
       August 31, 2020. Refer to Item 4 of Schedule 13D and Rule 13d-2.

2. On page 14, please provide additional detail regarding the negotiations over price between August 25 and August 28. For example, please explain why Parent increased its proposed price from $17.00 per share to $17.75, as well as additional context regarding the final agreed price of $18.15.

3.     Also on page 14, please provide additional detail regarding the
various issues    related to
       the Merger Agreement that were negotiated over August 29 and August 30. Graham Robinson, Esq.
September 22, 2020
Page 2


Position of Parent Regarding the Fairness of the Transaction, page 15

4.     We note the negative factor on page 16 that Parent   s approximately 76%
ownership of
       Akcea may preclude competing offers from third parties. Please revise to also include
       reference to Parent   s Initial Letter, which, according to disclosure
on page 12, stated that
       Parent    had no interest in, and would not expect to vote in favor of, any alternative sale,
       merger or similar transaction involving Akcea.

Interests of Certain Persons in the Offer, page 18

5.     We note the statement on page 18 that Parent    may be deemed    to
control Akcea. Please
       revise such statement to remove the uncertainty.

Conditions of the Offer, page 72

6. All offer conditions, except those dependent on the receipt of regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The disclosure on page 74, however, states that offer conditions may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. Please revise to remove the implication that conditions may be waived after expiration.

7.     Please see the previous comment. Note that if an event occurs that
triggers    an offer
       condition before the Expiration Date, Parent and Purchaser must act promptly to waive the condition or assert it to terminate. Parent and Purchaser may not wait until the
       Expiration Date to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions